August 12, 2021

Ernst & Young LLP 1401 McKinney
Suite 2400
Houston, Texas 77010

Tel: +1 713 750 1500
Fax: +1 713 750 1501
ey.com

Mr. Rick Fair
Chief Executive Officer

Dear Mr. Fair:

Enclosed is a manually signed copy of our consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2019 Equity Incentive Plan of Bellicum Pharmaceuticals, Inc. of our report dated March 31, 2021, with respect to the consolidated financial statements of Bellicum Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020. Please retain this letter and the enclosures in your files as evidence of our authorization to include the attached consent in your Form S-8 filed with the Securities and Exchange Commission.

If you have any questions regarding the form or use of this report, please call me at (713) 750-8345.

Very truly yours,

Beth Colle Partner